-----------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         Individual Investor Group, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                           (Title Class of Securities)


                                    455907105
                                 (CUSIP Number)


                         Jonathan L. Steinberg, Chairman
 Individual Investor Group, Inc., 1633 Broadway, 38th Floor, New York, NY 100019
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 22, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP No.     455907105                                     Page 2  of 7 Pages


- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Jonathan L. Steinberg
- -------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                      (b)  |X|

- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
- -------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       |_|


- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
- -------------------------------------------------------------------------------
                             7          SOLE VOTING POWER

                                            1,051,676 shares of Common Stock
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                             8          SHARED VOTING POWER

                                                 -0-
                           ----------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                              1,051,676 shares of Common Stock
                           ----------------------------------------------------
                             10         SHARED DISPOSITIVE POWER

                                                 -0-
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,051,676 shares of Common Stock
- -------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.7%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Individual Investor Group, Inc. ("Company"), whose principal executive offices are located at 1633 Broadway, 38th Floor, New York, New York 10019.

Item 2.  Identity and Background.

                  This statement is filed by Mr. Jonathan Lawrence Steinberg, whose business address is 1633 Broadway, 38th Floor, New York, New York 10019. Mr. Steinberg is the Chairman of the Board and Chief Executive Officer of Individual Investor Group, Inc., 1633 Broadway, 38th Floor, New York, New York 10019. Mr. Steinberg has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law. Mr. Steinberg is a citizen of the United States of America. Mr. Steinberg is the brother-in-law of Jonathan Tisch, a stockholder and former director of the Company, and the son of Mr. Saul Steinberg, a stockholder of the Company.

Item 3.  Source and Amount of Funds or Other Consideration.

                  No change.

Item 4.  Purpose of Transaction.

                  No change.

Item 5.  Interest in Securities of the Issuer.

                  No change.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

                  The Common Stock beneficially owned by Mr. Steinberg is subject to a Stockholder Agreement, dated as of January 1, 1989, among the Company, Mr. Steinberg, Mr. Tisch, Mr. Saul Steinberg and certain other security holders of the Company. Following the Company's initial public offering on December 4, 1991, the sole surviving provision of the Stockholder Agreement provides that the parties thereto have registration rights with respect to their shares of Common Stock if the Company files certain forms of registration statements.

                  The Stock Purchase Agreement, dated August 7, 1991, among the Company, Mr. Tisch and Mr. Steinberg under which Mr. Tisch purchased 59,874 shares of Common Stock, provides, among other provisions, that (a) At Mr. Tisch's request, Mr. Steinberg will vote all of his shares of voting securities of the Company, and will use his best efforts to secure Mr. Saul



                                                     3 of 7

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Steinberg's  agreement  to vote all of his  shares of voting  securities  of the
Company, in favor of the election of Mr. Tisch as a director of the Company (although it is noted that Mr. Tisch resigned as a director of the Company on March 16, 1995) and (b) on or after August 7, 1992, Mr. Tisch can require the reporting person to purchase the 59,874 shares of Common Stock owned by Mr. Tisch for $100,000 plus an additional 20% per annum.

                  Pursuant to a Lock-Up Agreement, dated December 4, 1991, ("Lock-Up Agreement") entered into among the Company, GKN Securities Corp. ("GKN") and Mr. Steinberg, Mr. Steinberg has agreed not to sell any of his shares of Common Stock until December 4, 1996 without the prior written consent of the GKN, except that Mr. Steinberg may pledge to Republic National Bank of New York ("Republic") and Mr. Steinberg and Republic may sell, from time to time, either publicly or privately, any shares of Common Stock beneficially owned by Mr. Steinberg solely to pay any amounts due under the Demand Grid Note ("1994 Note") and Continuing General Security Agreement ("1994 Security Agreement") between Mr. Steinberg and Republic, both of which are dated December 16, 1994, without prior notice to or the consent of GKN.

                  To fund the purchase of Common Stock proposed to be acquired (see response to Item 4), Mr. Steinberg entered into the 1994 Note and 1994 Security Agreement with Republic on December 16, 1994. The 1994 Note permits Mr. Steinberg to borrow, from time to time, an aggregate of $1,000,000. Interest is payable on the unpaid principal of the 1994 Note monthly in arrears at the reference rate of Republic, and the principal is payable upon demand by Republic. As security for any amounts due from Mr. Steinberg to Republic under the 1994 Note, Mr. Steinberg has pledged to Republic 845,000 shares of Common Stock pursuant to the 1994 Security Agreement. In the event of default under the 1994 Note or 1994 Security Agreement, Republic may foreclose upon and publicly or privately sell the shares of Common Stock pledged by Mr. Steinberg.

                  On April 8, 1996, Mr. Steinberg and another person formed Wise Partners, L.P., a limited partnership under Delaware law ("Wise"), of which Mr. Steinberg is the sole general partner. On April 22, 1996, Wise entered into a Demand Grid Note ("1996 Note") and Security Agreement ("1996 Security Agreement") with Republic. The 1996 Note permits Wise to borrow, from time to time, an aggregate of $3,000,000. Interest is payable on the unpaid principal of the 1996 Note monthly in arrears at the reference rate of Republic, and the principal is payable upon demand by Republic. As security for the 1996 Note, Mr. Steinberg pledged pursuant to the 1996 Security Agreement 55,000 shares of Common Stock previously unpledged to Republic under the 1994 Note and 1994 Security Agreement. Therefore, as security for the 1996 Note, Mr. Steinberg has pledged an aggregate of 900,000 shares of Common Stock. In the event of default under the 1996 Note or 1996 Security Agreement, Republic may exercise all the voting rights and foreclose upon and publicly or privately sell the shares of Common Stock pledged by Mr.
Steinberg.

                  The Lock-Up Agreement was further amended on April 15, 1996 to permit Republic to sell the shares pledged under the 1996 Note and 1996 Security Agreement without prior notice to or consent of GKN.




                                                     4 of 7

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Item 7.  Material to be Filed as Exhibits.

                  (a) Stockholder Agreement, dated as of January 1, 1989, among the Company, Mr. Steinberg, Mr. Jonathan Tisch, Mr. Saul Steinberg and certain other stockholders of the Company.*

                  (b) Stock Purchase Agreement, dated August 7, 1991, among the Company, Mr. Jonathan Tisch and Mr. Steinberg.*

                  (c) Lock Up Agreements, dated December 4, 1991, among the Company, GKN and Mr. Steinberg.*

                  (d) Modification, dated December 12, 1994, to Lock-Up Agreement, dated December 4, 1991, among the Company, GKN and Mr. Steinberg.*

                  (e) Demand Grid Note, dated December 16, 1994, between Mr. Steinberg and Republic National Bank of New York.*

                  (f) Continuing General Security Agreement, dated December 16, 1994, between Mr. Steinberg and Republic National Bank of New York.*

                  (g) Stock Option Agreement, dated April 7, 1994, between Mr. Steinberg and the Company.*

                  (h) Stock Option Agreement, dated June 23, 1995, between Mr. Steinberg and the Company.*

                  (i) Modification, dated April 15, 1996, to Lock-up Agreement, dated December 4, 1991, among the Company GKN and Mr. Steinberg.

                  (j) Demand Grid Note, dated April 22, 1996, between Wise Partners, L.P. and Republic National Bank of New York.

                  (k) Guaranty and Security Agreement, dated April 22, 1996, between Wise Partners, L.P. and Republic National Bank of New York.



*        Previously filed.



                                                     5 of 7

                                    SIGNATURE



                  After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete, and correct.
Dated:  July 3, 1996



                                            /s/ Jonathan L. Steinberg
                                            Jonathan L. Steinberg



                                                     6 of 7

                                  EXHIBIT INDEX


(a) Stockholder Agreement, dated as of January 1, 1989, among the Company, Mr. Steinberg, Mr. Jonathan Tisch, Mr. Saul Steinberg and certain other stockholders of the Company.*

(b) Stock Purchase Agreement, dated August 7, 1991, among the Company, Mr. Jonathan Tisch and Mr. Steinberg.*

(c) Lock Up Agreements, dated December 4, 1991, among the Company, GKN and Mr. Steinberg.*

(d) Modification, dated December 12, 1994, to Lock-Up Agreement, dated December 4, 1991, among the Company, GKN and Mr. Steinberg.*

(e) Demand Grid Note, dated December 16, 1994, between Mr. Steinberg and Republic National Bank of New York.*

(f) Continuing General Security Agreement, dated December 16, 1994, between Mr. Steinberg and Republic National Bank of New York.*

(g) Stock Option Agreement, dated April 7, 1994, between Mr. Steinberg and the Company.*

(h) Stock Option Agreement, dated June 23, 1995, between Mr. Steinberg and the Company.*

(i) Modification, dated April 15, 1996, to Lock-up Agreement, dated December 4, 1991, among the Company GKN and Mr. Steinberg.

(j) Demand Grid Note, dated April 22, 1996, between Wise Partners, L.P. and Republic National Bank of New York.

(k) Guaranty and Security Agreement, dated April 22, 1996, between Wise Partners, L.P. and Republic National Bank of New York.


*        Previously filed.



                                                     7 of 7

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